

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 9, 2007

Mr. John C. Lawrence
President and Chief Executive Officer
United States Antimony Corporation
P.O. Box 643
Thompson Falls, MT 59873

> **Re:**   **United States Antimony Corporation**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2006**
> **Filed April 4, 2007**
> **File No. 001-08675**

Dear Mr. Lawrence:

We have reviewed your Form 10-KSB for the fiscal year ended December 31, 2006, and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Antimony Division, page 5

1.   We note that you disclose resource information reported by a Mexican
        government monograph that does not appear to meet the criteria of Industry
        Guide 7. Please remove this information.

Management's Discussion and Analysis or Plan of Operations, page 10

Financial Condition and Liquidity, page 10

2.   Please expand your discussion of financial condition and liquidity to disclose that
        you were not in compliance with the covenants of your long-term debt. To the
        extent that it is reasonably possible that you will breach restrictive covenants,
        describe the following:
        • steps that you are taking to avoid the breach;
        • steps that you intend to take to cure, obtain a waiver of, or otherwise avoid the
          breach;
        • the impact or reasonably like impact of the breach on financial condition or
          operation performance;
        • alternate sources of funding to pay any resulting obligations or replace
          funding; and
        • the impact of the restrictive covenants on your ability to undertake additional
          debt of equity financing.

Consolidated Statements of Operations, page F-3

3.   We note that you exclude corporate general and administrative expense;
        exploration expense; gain on sale of properties, plant and equipment; and change
        in estimated reclamation costs from operating income.   Please revise your
        statements of operations to classify these amounts in operations, or tell us why
        you believe your classification is appropriate.

Note 3. Summary of Significant Accounting Policies, page F-8

Exploration and Development, page F-9

4.   We note your policy disclosure related to exploration and development costs as
        well as your disclosure relating to your investment in ADM on page 15. It
        appears that you have capitalized development costs without any proven or
        probable reserves. Please tell us the amount of capitalized development costs you
        have recorded as of December 31, 2006 and 2005, and explain to us why you
        believe it is appropriate to capitalize these costs. Tell us more specifically the
        nature of the $106,593 costs incurred under the ADM agreement. In your
        response, tell us whether these costs include the annual payments for the right to
        explore and the option to purchase the properties. We may have further comment.

Asset Retirement Obligations, page F-10

5.   Please provide the disclosures set forth in paragraph 22 of SFAS 143, to the
        extent applicable.

Note 12. Secured Convertible and Convertible Notes Payable, page F-17

Stock Purchase Warrants, page F-18

6.   Please disclose how you account for the warrants issued in connection with the
        issuance of the secured convertible and convertible notes payable and the
        amounts recorded in the financial statements related to the warrants.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ryan Milne at (202) 551-3688, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

Sincerely,

April Sifford
Branch Chief